                                         October 16, 2007

BY FACSIMILE AND EDGAR

Ms. Karen J. Garnett

Mr. Michael McTiernan

Ms. Angela McHale

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DuPont Fabros Technology, Inc.

Registration Statement on Form S-11

File No. 333-145294 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DuPont Fabros Technology, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Washington, D.C. time, on October 18, 2007, or as soon thereafter as practicable.

Very truly yours,

DuPont Fabros Technology, Inc.

By:	/s/ Hossein Fateh
Name:	Hossein Fateh
Title:	President and Chief Executive Officer

1212 NEW YORK AVENUE, NW, SUITE 900, WASHINGTON, DC 20085

TEL. (202) 728-0044  •  FAX (202) 728-0220